EXHIBIT 99.4

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the use in this Annual Report on Form 40-F of our report dated February 23, 2007, relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of The Thomson Corporation (the Company) which appears in Exhibit 99.3 of this Form 40-F.
Furthermore, we also consent to the incorporation by reference in the registration statements on Form F-9 (No. 333-128045), Form S-8 (No. 333-105280), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782), Form S-8 (No. 333-333-135721) and Form F-3 (No. 333-97203) of The Thomson Corporation of our report dated February 23, 2007 relating to the Company’s consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.
We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form which appears in Exhibit 99.1 of this Form 40-F.
Chartered Accountants
Toronto, Canada
February 23, 2007
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.